# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: N2OFF, Inc., CIK 0001789192
CUSIP: 80512Q302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel (L3), 4994500
Date of event which requires filing of this statement: 10/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002089463

## Reporting persons
- Alon Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 454,127; shared voting power 0; sole dispositive power 454,127; shared dispositive power 0; aggregate amount beneficially owned 454,127 (16.93% of the class)
  Comment: Alon Silberman is an individual and the Chief Executive Officer of MitoCareX Bio Ltd., a wholly owned subsidiary of the Issuer. The 454,127 shares of common stock, par value $0.0001 per share ("Common Stock"), beneficially owned by the Reporting Person were acquired as part of the Securities Purchase and Exchange Agreement, as amended, dated February 25, 2025.
  
  Percentage of class represented in Row 11 is based on 2,682,483 shares of Common Stock issued and outstanding as of the date of this Schedule 13G, according to information provided by the Issuer.

## Item 1. Issuer
Name of issuer: N2OFF, Inc.
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, L3, 4994500

## Item 2. Person Filing
Name of person filing: Dr. Alon Silberman
Address of principal business office or, if none, residence: 40 Gordon Street, Givatayim, Israel, 5322709
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alon Silberman: /s/Alon Silberman, Dr. Alon Silberman (10/28/2025)